RESOLVED:

That the shareholders of Scott's Liquid Gold call on the board of directors to establish a Special Committee, for the express purpose of "shopping" the company, soliciting bids to sell the company in whole or in part, and otherwise seeking to maximize shareholder value.

SHAREHOLDER SUPPORTING STATEMENT:

As the company's largest outside shareholder, I have been deeply troubled at the board's willingness to defer, in a most impudent of fashions, to the wishes of CEO and family scion Mark Goldstein. As a result of the board's craven oversight, a CEO is still in place, who has caused the company to lose money for 14 out of the last 15 years. In addition, based on evidence provided at the 2011 shareholder meeting by a major institutional shareholder, and others I have spoken to, I have reason to believe that, over the years, Mr. Goldstein has "pocketed" bids, and credible expressions of interest to buy the company, in which he simply never informed the board, or didn't return phone calls to the interested parties.

Now, with the sale of company real estate bringing an influx of cash, it is imperative that the board face the facts:

1) Mark Goldstein is a failure as an executive, and has destroyed a staggering amount of value over his 22 year tenure as CEO. See Denver Post story, available at the following web link:

www.denverpost.com/business/ci_22359215

2) Scott's Liquid Gold is too small of a company, at this point, and too undercapitalized, for internal growth to be a viable option. The best strategic choice for the company, that minimizes risk, and maximizes reward, is to put the company up for sale. I am firmly convinced that, in an orderly sale process, the company could realize proceeds that are significantly higher than the current trading price of the stock (as of January 15, 2013).

3) If the board allows Mr. Goldstein to "reinvest" the real estate transaction proceeds, the most likely outcome, by far, based on his history, is more desultory actions, more excuses, more denial...and more transfer of
wealth from the outside shareholders to Mr. Goldstein.   A continuation of
the longstanding "cannibalization from within," of a once great company, can no longer be tolerated by the board. I believe Scott's is a company whose brands have enormous value to outsiders...outsiders who have the actual skills to reinvigorate them.

As the largest outside shareholder of the company, my interest is directly linked with the interest of all shareholders. Unfortunately, the negligible ownership of stock by board members means that they have no interest in us. I, therefore, urge you to support my proposal, in order to send a message to the board that we are tired of the continued destruction of value under their watch, and we are tired of being "taken for a ride" by a "stacked" board of directors that consists of 4 of 6 members that are either employees, or former employees of the company.

I firmly believe that Scott's Liquid Gold needs to be put up for sale, immediately upon the closing of the real estate transaction, in order for the board to properly fulfill its fiduciary responsibilities to shareholders, rather than maintaining, as its primary focus, the Goldstein family's personal and financial needs.